FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of September 2009

ABBEY NATIONAL PLC

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

STATEMENT BY ABBEY NATIONAL PLC ON BEHALF OF ABBEY NATIONAL CAPITAL TRUST I WITH RESPECT TO EXCHANGE OFFER BY SANTANDER FINANCIAL EXCHANGES LIMITED

September 8, 2009

______________________

Abbey National plc (“Abbey”) has elected to express no opinion and remain neutral toward Santander Financial Exchanges Limited’s offer to exchange, subject to the terms and conditions set forth in the Prospectus dated August 25, 2009, up to a total of 800,000 Fixed-to-Floating Non-Cumulative Guaranteed Series 11 Preferred Securities (par value $1,000 per security) fully and unconditionally guaranteed by Banco Santander, S.A. (the “New Securities”) to be issued by Santander Finance Preferred, S.A. Unipersonal, plus a cash exchange incentive payment up to an aggregate amount of $100.0 million, plus cash amounts in lieu of any fractional New Securities), for any and all of Abbey National Capital Trust I 8.963% Non-Cumulative Guaranteed Trust Preferred Securities (liquidation preference $1,000 per security) guaranteed by Abbey National plc (the “Existing Securities”) and issued on February 7, 2000 (CUSIP No. 002927AA9 and ISIN US002927AA95).

Abbey believes that each holder of Existing Securities should make its own decision as to whether to tender its Existing Securities in the exchange offer. Abbey believes that the determination whether to tender is a financial decision to be made by each holder of Existing Securities, in consultation with the holder’s financial advisor, based on the terms of the exchange offer being made by Santander Financial Exchanges Limited. For these reasons, Abbey believes that it is not appropriate for it to make a recommendation to holders regarding the tender of their Existing Securities in the exchange offer and expresses no opinion as to the course of action that holders should take.

This statement is being made by Abbey pursuant to Rule 14e-2 under the U.S. Securities Exchange Act of 1934.

This statement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 8 September 2009	By / s / Jessica Petrie
(Authorised Signatory)